COHBAR, Inc.

1455 Adams Drive

Suite 2050

Menlo Park, CA 94025

August 31, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Deanna Virginio
Office of Life Sciences

Re:	CohBar, Inc
Registration Statement on Form S-3
Filed August 24, 2020
File No. 333-248279

Via EDGAR - Acceleration Request

Requested Date: September 3, 2020

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

CohBar, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose or Jenna Hsieh, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

CohBar, Inc.

By:	/s/ Jeffrey F. Biunno
Jeffrey F. Biunno Chief Financial Officer

cc:	Steven Engle, Chief Executive Officer
CohBar, Inc.

Amanda Rose, Esq.
Jenna Hsieh, Esq
Fenwick & West LLP

.